FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 2, 2012 – Total Voting Rights
2.	Press release dated April 3, 2012 – 2011 Annual Report, Circular and Notice of AGM
3.	Press release dated April 3, 2012 – ARM, Gemalto and Giesecke & Devrient Joint Venture
4.	Press release dated April 3, 2012 – ARM, Gemalto and Giesecke & Devrient Form Joint Venture To Deliver Next-Generation Security For Services Running On Connected Devices
5.	Press release dated April 3, 2012 – Faraday Strengthens ASIC Design Service With Extended License for ARM Cortex™-A9 MPCore™ Processors and Mali™-400 MP GPUs
6.	Press release dated April 3, 2012 – First Quarter 2012 Results - Invitation to conference call
7.	Press release dated April 16, 2012 – ARM Expands Processor Optimization Pack Solutions for TSMC 40nm and 28nm Process Variants
8.	Press release dated April 17, 2012 – ARM Announces Cortex-A15 Quad-Core Hard Macro
9.	Press release dated April 23, 2012 – ARM and MStar Extend Relationship with License for ARM Cortex-A9 Processor
10.	Press release dated April 24, 2012 – 1st Quarter Results
11.	Press release dated April 24, 2012 – ARM Holdings plc Reports Results For The First Quarter 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st March 2012 consists of 1,376,074,465 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,376,074,465.

The above figure 1,376,074,465 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

2011 Annual Report, Circular and Notice of Annual General Meeting 2012

In accordance with Listing Rule 9.6.1, a copy of each of the above documents has been uploaded to the National Storage Mechanism.

Both documents are also available on the ARM website at www.arm.com/irin the corporate governance section.

Item 3

ARM, Gemalto and Giesecke & Devrient announce the creation of a joint venture

CAMBRIDGE, UK – ARM, Gemalto and Giesecke & Devrient today announced the creation of a joint venture dedicated to delivering a trusted, secure environment for advanced services running on smartphones, tablets and other smart connected devices.

Each of the three companies is contributing assets to the new independent company, including patents, software, people, cash and capital equipment.  ARM is providing working capital and employees, mainly engineers and market development staff.  The cash contributed by ARM is not significant in the context of ARM's balance sheet.

ARM will own 40% of the joint venture, with Gemalto and Giesecke & Devrient owning 30% each.

For more information please see the full press release on www.arm.com/news.

Item 4

ARM, Gemalto and Giesecke & Devrient Form Joint Venture To Deliver Next-Generation
Security For Services Running On Connected Devices

Industry leaders invest to accelerate adoption of a common security standard, creating a vibrant ecosystem that simplifies, improves and extends our digital lives

CAMBRIDGE, UK; AMSTERDAM, THE NETHERLANDS; & MUNICH, GERMANY - 3rd APRIL 2012- ARM, Gemalto and Giesecke & Devrient today announced the creation of a joint venture dedicated to delivering a secure, accessible environment for advanced services running on the growing range of connected devices. This includes tablets, smart-TVs, games consoles and smartphones. All three companies are investing to accelerate adoption of a common security standard and create a vibrant ecosystem that will enable a new generation of innovative services. Security is critical for companies that wish to do business over these types of connected devices and provide the rich, seamless services that consumers expect. With improved security, delivered in a way that is easy to use, consumers will engage with a greater level of trust in the devices and services available.

The joint venture, which is subject to regulatory approval, will provide a secure environment for a new wave of advanced services to flourish, based on easy to use, accessible and consistent device security. Technology developed by the joint venture will be based on established solutions from the founding companies. It will provide a practical solution for manufacturers to deliver devices that enable services with a new level of trust. This trust will mean that consumers are able to simplify, improve and extend their digital lives. Faster, more secure and richer access to the services they want will then be possible, wherever and whenever they want it.

Gemalto and Giesecke & Devrient are both leading companies and long-standing ARM partners that offer security solutions to governments and for the financial and mobile industries. Gemalto and Giesecke & Devrient have agreed to contribute their respective software expertise to the joint venture. This will accelerate standardization and interoperability, based on industry standards, to ensure that existing customer investments are future-proofed. All three companies will contribute assets to the new venture, including patents, software, people, cash and capital equipment. ARM will own 40% of the joint venture, with Gemalto and Giesecke & Devrient each owning 30%.

Secure, Accessible Environmentfor Smart Connected Devices
The new venture will focus on improving security for smart connected devices by developing a Trusted Execution Environment (TEE) based on the established ARM® TrustZone® security technology. This common, secure environment for software execution will utilize advanced hardware security coupled with industry standard software interfaces, such as those from the GlobalPlatform industry association. By providing this secure environment for multiple silicon, software and device manufacturing partners, the joint venture will enable greater operational efficiency across the ecosystem and the industry as a whole.

Devices with a TEE will provide consumers with more secure, user-friendly experiences that simplify and speed up how they interact with their digital world. This will enable them to use their smart, connected devices more frequently to access an increasing range of applications and services in a secure way. This includes mobile payment, enterprise productivity and mobile banking applications, as well as online commerce and premium content services.

“The integration of the hardware, software and services necessary for system-wide security has been slow,” said Warren East, CEO, ARM. "I am confident that this new joint venture will accelerate the adoption of a common security standard, enabling a vibrant ecosystem of secure service providers to emerge. This will be of significant step in terms of improved consumer trust in secure transactions on connected devices.”

“Gemalto has been an early mover in developing its software and servicing capabilities to remotely manage sensitive data for different security implementations on connected devices, and we are excited to be part of this new venture that will pave the way for accelerating the adoption of a Trusted Execution Environment utilizing ARM TrustZone technology,” said Olivier Piou, CEO of Gemalto. “Our combined efforts will result in the ecosystem as a whole being able to capitalize on the built-in security architectures, especially for transient data such as encryption keys for digital movie rentals, and reduce uncertainties for service providers wanting to launch and manage new services.”

“Giesecke & Devrient were the first to establish, with Mobicore, a Trusted Execution Environment that can be securely managed over the air. It allows mass market development of an open, trusted application environment and is complementary to the existing secure elements offered on the basis of smart card technology. Through our mobile security OS software Mobicore we became trusted partners to some of the biggest semiconductor companies and device manufacturers,” said Karsten Ottenberg, CEO of Giesecke & Devrient. “The new venture unites the leading players in Trusted Execution Environments and will accelerate the market for secured services.”

“ARM integrates its TrustZone architecture into every ARM Cortex™-A family processor to help our silicon partners deliver the deepest level of security in their hardware,” said Ben Cade, CEO of the new venture. “The new venture will combine the security operations from three leading organizations. This will provide a trusted software environment capable of utilizing security from the hardware level up, in a consistent, open and accessible manner. This will pave the way for service providers to innovate advanced, trusted services that will enhance user experiences whilst also reducing risks and improving privacy.”

Editor’s Notes:
The new company will take on the responsibilities to existing customers of MobiCore and Trusted Logic Mobility’s Trusted Foundations software. Trusted Logic Mobility is a Gemalto company.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website:http://www.arm.com/
•	ARM Connected Community:http://www.arm.com/community/
•	ARM Blogs:http://blogs.arm.com/
•	ARMFlix on YouTube:http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools
o	http://twitter.com/ARMMali

About ARM TrustZone Technology
ARM TrustZone technology - a system-wide approach to security - is a central component of the ARM architecture and is integrated into the ARM Cortex-A processor series. Launched in 2004 in recognition of the need for hardware-assisted security, TrustZone has traditionally been used to protect critical device integrity with applications such as Trusted Boot. As users have moved more of their digital lives to a new breed of increasingly smart connected devices a new approach is needed that can protect a growing range of trusted applications and services. The Trusted Execution Environment that builds on TrustZone technology enables industry alignment and scalability that can reliably deliver billions of protected devices that meet the system security and privacy needs of consumers, service providers, enterprises and device manufacturers.

About Gemalto
Gemalto (Euronext NL0000400653 GTO) is the world leader in digital security with 2011 annual revenues of €2 billion and more than 10,000 employees operating out of 74 offices and 14 Research & Development centers in 43 countries.

We are at the heart of our evolving digital society. Billions of people worldwide increasingly want the freedom to communicate, travel, shop, bank, entertain and work – anytime, anywhere – in ways that are convenient, enjoyable and secure. Gemalto delivers on their expanding needs for personal mobile services, identity protection, payment security, authenticated online services, cloud computing access, modern transportation, M2M communication, eHealthcare and eGovernment services.

Gemalto develops secure software that runs on trusted devices which we develop, design and personalize. We manage these devices, the confidential data they contain and the services they enable, throughout their life cycle. We innovate so that our clients can offer more ways of enhancing the convenience and security of their end-users’ digital lives.

Gemalto is thriving with the growing number of people using its software and secure devices to interact in the digital and wireless world.

For more information visit www.gemalto.com, www.justaskgemalto.com, blog.gemalto.com, or follow @gemalto on Twitter.

About Giesecke & Devrient
Giesecke & Devrient (G&D) is a leading international technology provider headquartered in Munich, Germany. Founded in 1852, the Group now has a workforce of over 10,000 employees andgenerated sales of EUR 1.7 billion in fiscal 2010. 61 subsidiaries and joint ventures in 32 countriesensure customer proximity worldwide.

In all its markets, G&D is a global leader and pioneering innovator in the production and processing of banknotes and banknote paper, security documents, identification systems and smartcard-based solutions. As an end-to-end provider of mobile security applications, G&D develops and sells hardware, software, and services for banks, mobile network operators, public transportation companies, business enterprises, and OEM. For more information, please visit: www.gi-de.com.

About Trusted Logic Mobility
Trusted Logic Mobility, a Gemalto company, is the leading provider of security solutions for mobile and connected devices. These devices are requiring stronger security to enable a growing number of digital services. Semiconductor vendors, device manufacturers and service providers rely on the device security solutions of Trusted Logic Mobility to deliver innovative and feature-rich products and services. As a result, millions of people around the world use smartphones and tablets to watch high-definition videos, perform mobile financial services and access corporate resources on-the-go. Trusted Logic Mobility serves its worldwide customer base through operations in Europe, Asia and the USA.

ARM is a registered trademark of ARM Limited. Cortex, Connected Community and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contacts

Andy Phillips Senior Press & Industry Analyst Relations Manager ARM Mobile: +44 7771975925 andy.phillips@arm.com	Isabelle Marand VP Corporate Communication Gemalto Mobile: +33 6 14 89 18 17 isabelle.marand@gemalto.com	Stefan Waldenmaier PR Team Giesecke & Devrient GmbH stefan.waldenmaier@gi-de.com Tel.: +49 89 4119 2985

Item 5

Faraday Strengthens ASIC Design Service With Extended License for ARM Cortex™-A9
MPCore™ Processors and Mali™-400 MP GPUs

WHAT: ARM and Faraday Technology Corporation, a leading ASIC provider, announced today that Faraday has licensed additional ARM processor and Graphics Processing Unit (GPU) technology to strengthen its system-on-chip (SoC) design services. The agreement will allow Faraday to design high-performance, energy-efficient SoC solutions based on Cortex-A9 MPCore processors and Mali-400 MP GPUs.

WHY: The new license agreement broadens Faraday’s portfolio of ARM technology and provides access to the advanced, mainstream ARM Intellectual Property (IP) found in today’s leading devices. In particular, Cortex-A9 MPCore processors will enable Faraday to address the emerging requirements for the cloud computing market that is an area of focus for the ASIC provider.

Furthermore, by adopting Mali-400 MP GPUs, Faraday will be able to extend design services to feature high-quality graphics performance required for smartphones, superphones, tablets and smart-TVs. The seamless combination of Faraday’s integration capabilities and ARM IP will satisfy customer demands for next-generation platform designs and provide consumers with the improved visual and user experience they demand.

“Faraday is committed to providing services that enable customers to realize their vision competitively using SoC solutions that are more cost-effective and provide greater differentiation,” said Wilson Tzang, President, Faraday Technology Corporation. “With access to a wider portfolio of advanced ARM IP, our customers will benefit from a broader range of SoC design services, regardless of target applications, and shorten their time-to-market.”

“Faraday is a great example of an ARM partner that has adopted advanced ARM technology to provide customers with world-class solutions,” said Mike Inglis, executive vice president and general manager, Processor Division, ARM. “By extending its license to include Cortex-A9 processors and Mali-400 MP GPUs, Faraday will be able to reinforce its core competencies and provide highly competitive, advanced SoC solutions required for devices, such as smartphones and smart-TVs.”

Faraday is part of the ARM Connected Community®, a global network of over 900 companies with access to a wide variety of resources and aligned to provide optimized solutions based on the ARM architecture.

WHEN: 29th March, 2012

WHERE: Globally

WHO: Faraday Technology Corporation is a leading fables ASIC and silicon IP provider. The company's broad silicon IP portfolio includes I/O, Cell Library, Memory Compiler, ARM-compliant CPUs, DDRI/II/III, MPEG4, H.264, USB 2.0/3.0, 10/100 Ethernet, Serial ATA, and PCI Express, etc. Headquartered in Taiwan, Faraday has service and support offices around the world, including the U.S., Japan, Europe, and China. Faraday is listed in Taipei Stock Exchange, ticker 3035. For more information, please visit: www.faraday-tech.com.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
    http://twitter.com/ARMMultimedia
    http://twitter.com/ARMMobile
    http://twitter.com/ARMCommunity
    http://twitter.com/ARMEmbedded
    http://twitter.com/ARMLowPwr
    http://twitter.com/ARMTools

Item 6

Invitation

Samsung
Exynos 5 DUAL
PROCESSOR
Samsung
Exynos 5 DUAL
PROCESSOR

Cortex
Low-Power Leadership from ARM

Dual-core:
ARM® Cortex-A15 processor

mali

ARM Mali T-604 MP4
Graphics Processor

Artisan
Advanced Physical IP by ARM

ARM Artisan® Advanced Physical IP on Samsung Foundry 32nm process technology

Participants Dial in number:
+44 (0) 1452 561 263

ARM The Architecture for the Digital World®

  ARM Holdings plc cordially invites you to participate in a CONFERENCE CALL on
Tuesday, 24 April 2012 at 8.30 BST.

The Q1 Results Statement will be available from 7.00am on the ARM website at
www.arm.com/ir.

Hosted by: Warren East
Chief Executive Officer
Tim Score
Chief Financial Officer
Ian Thornton
VP of Investor Relations

Time: 8.30am BST, 9.30am CET, 3.30am EDT
Participants Dial in number: +44 (0) 1452 561 263 Access code: 66334955# There will be a simultaneous audio webcast available at www.arm.com/ir

You can also listen to a taped recording which will be available approximately
1 hour after the call ends for 5 days.

Dial In number: +44 (0) 1452 550 000 Access code for the replay: 66334955# If you have any queries, please contact: Ian Thornton ARM Holdings Plc Tel: +44
1223 400 796 ian.thornton@arm.com

Item 7

ARM Expands Processor Optimization Pack Solutions for TSMC 40nm and 28nm Process Variants

ARM Artisan Physical IP Delivers Optimized Performance and Energy-Efficiency for ARM® Cortex™-A5, Cortex -A7, Cortex-A9 and Cortex-A15 cores

Cambridge, UK – 16th April 2012 – ARM today announced the availability of a significantly expanded lineup of ARM® Processor Optimization Pack™ (POP) solutions for TSMC 40nm and 28nm process technologies targeting a range of ARM Cortex™ processors. At least nine new POP configurations targeting Cortex-A5, Cortex-A7, Cortex-A9 and Cortex-A15 processor cores will be released. An essential element of ARM’s comprehensive implementation strategy, POPs enable ARM partners to quickly close timing of single-, dual- and quad-core implementations across a broad envelope of power, performance and area optimization points. This solution reduces risk and improves time-to-market in the development of Cortex processor-based Systems-on-Chip (SoCs) with partners achieving competitive results in as little as six weeks.

At the leading-edge 28nm HPM (high performance for mobile) and 28nm HP (high performance) process variants, ARM is launching new POPs for the Cortex-A9 core as well as the first POPs for ARM’s newest Cortex-A7 and Cortex-A15 processors. Since the Cortex-A7 and Cortex-A15 cores are used in tandem as ARM’s big.LITTLE™ energy-efficient processing solution, the addition of POPs for both cores assures a complete solution for big.LITTLE implementations. ARM’s lead licensee for the Cortex-A15 POP for TSMC 28nm HPM is progressing toward the tape out of its first chip in the coming months.

At TSMC 40nm LP (low power), ARM’s existing POP offering for the Cortex-A5 and Cortex-A9 processors is being augmented with the new Cortex-A7 POP. In addition, working in concert with TSMC, ARM will offer new POP variants supporting the latest high-speed options for TSMC 40nm LP, so those process options can take full advantage of the POP implementation benefits. ARM’s POPs for TSMC 40nm LP for Cortex-A5 (1.0 GHz) and Cortex-A9 (1.4 GHz) are shipping in production chips by ARM partners in such applications as smart-TV, set-top box, mobile computing and smart phones.

ARM has been working closely with TSMC on advanced technologies and has a proven and rich roadmap of optimized ARM core solutions targeting TSMC process technologies from 40nm through 28nm,” said Cliff Hou, vice president, Research & Development, TSMC.  “The resulting Processor Optimization Pack helps accelerate ARM based SoC designs.”

A Processor Optimization Pack solution is composed of three elements necessary to achieve an optimized ARM core implementation. First, it contains ARM Artisan® Physical IP logic libraries and memory instances that are specifically tuned for a given ARM core and process technology.

This Physical IP is developed through a tightly coupled collaboration with ARM processor engineers in an iterative process to identify the optimal results. Second, it includes a comprehensive benchmarking report to document the exact conditions and results ARM achieved for the core implementation. Finally, it includes a POP Implementation Guide that details the methodology used to achieve the result, to enable the end customer to achieve the same implementation quickly and at low risk.

“A single POP product can be applied to energy-efficient mobile, networking or even enterprise applications, providing a wide range of flexibility for ARM SoC partners to optimize performance and energy-efficiency while reducing risk in their designs,” said Simon Segars, executive vice president and general manager, Processor and Physical IP Division, ARM.  “Only ARM can offer a complete roadmap of Processor Optimization Pack implementation solutions so deeply integrated and tightly aligned with ARM processor development activities now and into the future.”

The summary below describes the existing and newly announced POP products for TSMC processes. ARM also incorporates the POP optimizations in hard macros of Cortex cores.

POP availability by process technology
TSMC 40LP	TSMC 40 LP high speed options	TSMC 40 G	TSMC 28 HPM	TSMC 28 HP
ARM Cortex™-A5 Existing	Cortex-A5 New
Cortex-A7 New	Cortex-A7 New		Cortex-A7 New
Cortex-A9 Existing	Cortex-A9 New	Cortex-A9 Existing	Cortex-A9 New	Cortex-A9 New
			Cortex-A15 New	Cortex-A15 Upcoming

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM DesignStart: http://www.designstart.com
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/user/armflix
ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

PR Contact:

Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Customer Endorsements

Open-Silicon

“Our customers have increasingly asked us to provide full-service ARM-based SoC development solutions and ARM-based derivative solutions. Since announcing our expanded relationship with ARM and the creation of our ARM Center of Excellence (CoE), Open-Silicon has added ARM-based software development kits and FPGA prototyping to our existing full ARM SoC system design services,” said Naveed Sherwani, President and CEO, Open-Silicon. “We've also selected ARM POP for power and performance optimization, as an extension to our CoreMAX™ and PowerMAX™ technologies for processor optimization, to enable building the best possible custom ARM solutions.”

Panasonic

“Panasonic licensed the ARM Processor Optimization Pack (POP) to achieve up to 1.4GHz performance for our ARM Cortex-A9 based SoC,” said Masaitsu Nakajima, General Manager of  Processor Core Technology at Panasonic. “ARM EDA tool support and production-ready physical IP helped accelerate our time-to-market.”

Rockchip

“The tablet market is growing rapidly, and putting greater demands on semiconductor companies to deliver cost-effective solutions that can sustain an ever-increasing level of graphics, video and gaming performance, while still being energy-efficient,” said Feng Chen, Chief

Marketing Officer, Rockchip. “The partnership enables us to use proven mobile Internet technologies from ARM and provide a high-performance, low-cost and easy-to-design platform. This turnkey solution is ideal for customers to quickly adopt for their Android-based tablet devices. The combination of the ARM Cortex-A9 processor and the POP has enabled the highest performance with the lowest power in the fastest time possible. Rockchip has been able to deliver a highly efficient processor implementation on a 40nm LP process.”

Spreadtrum

“To achieve our aggressive 1GHz target with the fastest time to market, we chose ARM’s Artisan Cortex-A5 POP and are more than satisfied with the results.” said Dr. Leo Li, president and CEO, Spreadtrum. “ARM’s multi channel standard cells and high density memory compilers delivered lower power, with an area saving, over the competing IP solutions.”

VeriSilicon

“VeriSilicon, a long time ARM partner in design service, completed a comprehensive license agreement that includes Cortex processor family, POP and other ARM IP last year,” commented Dr. Wayne Dai, President and CEO, VeriSilicon.   “Our customers of advanced manufacturing processes like 40nm and 28nm desire to work closely with VeriSilicon to balance the power-performance-area of the processor implementation for specific applications.  Our SoC platforms and world-class design capability allow us to unleash the performance potential and energy efficiency of ARM processors and provide differentiated custom silicon solutions for a range of consumer markets.”

Item 8

ARM Announces Cortex-A15 Quad-Core Hard Macro

Power-optimized implementation of quad-core hard macro on leading 28nm process

CAMBRIDGE, UK – April 17, 2012– ARM today announced the availability of a high performance, power-optimized quad-core hard macro implementation of its flagship ARM® Cortex™-A15 MPCore™ processor.

The ARM Cortex-A15 MP4 hard macro is designed to run at 2GHz and delivers performance in excess of 20,000DMIPS, while maintaining the power efficiency of the Cortex-A9 hard macro. The Cortex-A15 hard macro development is the result of the unique synergy arising from the combination of ARM Cortex processor IP, Artisan® physical IP, CoreLink™ systems IP and ARM integration capabilities, and utilizes the TSMC 28HPM process.

The low leakage implementation, featuring integrated NEON™ SIMD technology and floating point (VFP), delivers an extremely competitive balance of performance and power and is ideal for wide array of high-performance computing applications for such as notebooks through to power-efficient, extreme performance-orientated network and enterprise devices.

The hard macro was developed using ARM Artisan 12-track libraries and the recently announced Processor Optimization Pack™ (POP) solution for the Cortex-A15 on TSMC 28nm HPM process. This follows the recent announcement of a broad suite of POPs for all Cortex-A series processors (see ARM Expands Processor Optimization Pack Solutions for TSMC 40nm and 28nm Process Variants, 16th April 2012).

Full configuration and implementation details will be presented at the Cool Chips conference (18-20 April) in Yokohama, Japan. Further information is contained in an accompanying blog.

“For SoC designers looking to make a trade-off between the flexibility offered by the traditional RTL-based SoC development strategy and a rapid time to market, with ensured, benchmarked power, performance and area, an ARM hard macro implementation is an ideal, cost-effective solution,” said Jim Nicholas, vice president of Marketing, processor division, ARM. “This new Cortex-A15 hard macro is an important addition to our portfolio and will enable a wider array of partners to leverage the outstanding capabilities of the Cortex-A15 processor.”

ENDS

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. The ARM comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/

•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/armflix
•	ARM on Twitter:
o	http://twitter.com/
o	ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

PR Contacts:

Alan Tringham
ARM
Tel: (+44) 1223 400947
alan.tringham@arm.com

Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Item 9

ARM and MStar Extend Relationship with License for ARM Cortex-A9 Processor

MStar adds to portfolio of ARM Intellectual Property (IP) for use in smart-TVs, set-top-boxes and smartphones

Cambridge, UK – 23rd April 2012 – ARM today announced that MStar, a leading semiconductor supplier for display and digital home solutions, has licensed the ARM® Cortex™-A9 MPCore™ and ARM926EJ-S™ processors, in addition to a range of ARM system IP for use in smart-TVs, set-top-boxes (STBs) and smartphones. MStar is already a licensee of the ARM Mali™-400 MP Graphics Processing Unit (GPU), which is used in mass production for MStar smart-TV system-on-chip (SoC) solutions. By extending its ARM IP portfolio MStar will be able to provide solutions featuring a range of feature-rich ARM technology.

The agreement includes a license for the ARM CoreSight™ Design Kit. CoreSight System IP will allow MStar SoC designers to optimize their high performance SoC designs using ARM debug and trace technology. This decreases development time and mitigates risks associated with smart system design.

“As a leading supplier of application processors, MStar has an in-depth understanding of what the present and future requirements are for key markets, such as smart-TVs and smartphones,” commented WK Chia, Vice President of Research and Development, MStar. “Our deepening relationship with ARM, through this new license for the Cortex-A9 processor and other advanced IP, will enable us to provide our customers with high-performance, energy-efficient solutions. MStar SoC solutions based on a wide range of ARM processor, GPU and system IP will be available soon and address consumer demand for advanced user experiences.”

“As consumers expect their world to be at their fingertips, they demand advanced user experiences from manufacturers of the latest smart-TVs and smartphones,” said Simon Segars, executive vice president and general manager, processor and physical IP divisions, ARM. “MStar is able to provide OEMs with the latest SoC solutions to address these markets using our highly successful Cortex processor, Mali GPU and CoreSight system IP. We value the innovation that the deepening relationship between the two companies has encouraged and look forward to continuing to work with MStar.”

About MStar Semiconductor, Inc.

MStar Semiconductor, Inc. (“MStar”) is a world-class leader in Application Specific ICs (“ASIC”) with a focus on consumer electronic products and communication applications. Since the inception in 2002, MStar has established a strong brand and leadership position in LCD controller, analog and digital TV, set-top box, and mobile communication applications by fully leveraging its core expertise of cutting-edge design capabilities, continuous innovation and premier customer-focused services. Headquartered in Taiwan, MStar has a comprehensive global footprint covering over 15 international R&D and customer support centers to provide a full range of total solutions for various consumer electronic applications. MStar went public in 2010 and is listed on Taiwan Stock Exchange. For more information, please visit www.mstarsemi.com or contact Investor Relations at +886 3 552 6006 Ext. 5888 or investorrelations@mstarsemi.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Mali Developer Center: www.malideveloper.com
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
    http://twitter.com/ARMMultimedia
    http://twitter.com/ARMMobile
    http://twitter.com/ARMCommunity
    http://twitter.com/ARMEmbedded
    http://twitter.com/ARMSoC
    http://twitter.com/ARMTools

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 10

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER 2012

A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir.

CAMBRIDGE, UK, 24 April 2012 – ARM Holdings plc announces its unaudited financial results for the first quarter ended 31 March 2012

Q1 2012 - Financial Summary	Normalised*			IFRS
	Q1 2012	Q1 2011	% Change	Q1 2012	Q1 2011
Revenue ($m)	209.4	185.5	13%	209.4	185.5
Revenue (£m)	132.5	116.0	14%	132.5	116.0
Operating margin	44.5%	42.5%		36.5%	25.0%
Profit before tax (£m)	61.9	50.7	22%	51.3	30.4
Earnings per share (pence)	3.36	2.73	23%	2.71	1.57
Net cash generation**	58.3	62.9
Effective revenue fx rate ($/£)	1.58	1.60

Progress on key growth drivers in Q1

•	Growth in adoption of ARM® processor technology
o	22 processor licenses signed across all target end markets
o	8 Cortex™-A licenses signed, including licenses for Atlas and Cortex-A15 for use in servers
o	10 Cortex-M class licenses, including a further license for ARM's smallest and lowest power Cortex-M0+ processor for use in next generation Internet of Things devices
•	Growth in shipments of chips based on ARM processor technology
o	billion chips shipped into mobile phones and mobile computers, similar to a year ago
o	0.8 billion chips shipped into consumer and embedded digital devices, up 15% year-on-year
•	Growth in outsourcing of new technology
o
Physical IP: 3 Processor Optimization Pack licenses signed for Cortex-A family processors, further increasing the royalty opportunity from high-value chips in mobile computers, smartphones and automotive infotainment

o	Graphics: 2 licenses signed for Mali™, taking advanced 3D graphics into low-cost smartphones

Warren East, Chief Executive Officer, said:

“As many aspects of our lives become digital, we continue to see an increase in the demand for ARM's smarter and lower power technology, which is driving both our licensing and royalty revenues.

In the first quarter of 2012 we saw continuing demand for technology licenses driven by a remarkable variety of end markets from highly efficient servers to energy-sipping sensors.  ARM's royalty revenues continued to outperform the overall semiconductor industry as our customers launch their products into new markets and gain market share within existing markets.

With more customers choosing to deploy ARM technology in their products, this has been another quarter that underpins the long-term growth opportunity of the business.  This growth enables us to invest in future innovative technology as well as delivering increases in profit and cash flow.”

Outlook

Whilst Q1 industry shipments declined sequentially, most analysts expect the industry to recover in the second half.  In that context, ARM expects that group dollar revenues for the full-year 2012 will be in line with current market expectations.

Q1 2012 - Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q1 2012	Q1 2011	% Change	Q1 2012	Q1 2011	% Change
PD
Licensing	65.2	51.3	27%	41.1	32.3	27%
Royalties	92.9	87.9	6%	58.9	54.6	8%
Total PD	158.1	139.2	14%	100.0	86.9	15%
PIPD
Licensing	11.6	12.6	-8%	7.4	7.9	-6%
Royalties1	13.1	10.7	22%	8.3	6.6	26%
Total PIPD	24.7	23.3	6%	15.7	14.5	8%
Development Systems	15.5	13.3	17%	9.8	8.4	17%
Services	11.1	9.7	14%	7.0	6.2	13%
Total Revenue	209.4	185.5	13%	132.5	116.0	14%

1 Includes catch-up royalties in Q1 2012 of $2.1m (£1.3m) and in Q1 2011 of $0.6m (£0.4m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit or loss on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.1 to 5.12.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related payments, and deducting inflows from share option exercises and investment disposal proceeds - see notes 5.7 to 5.10.

***
Dollar revenues are based on the group's actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

CONTACTS:

Sarah West/Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Total revenues

Total dollar revenues in Q1 2012 were $209.4 million, up 13% on Q1 2011.  Q1 sterling revenues were £132.5 million, up 14% year-on-year.

License revenues

Total dollar license revenues in Q1 2012 increased by 20% year-on-year to $76.8m, representing 37% of group revenues.  License revenues comprised $65.2 million from PD and $11.6 million from PIPD.

During Q1, several Partners entered into commitments to use ARM technology where much of the revenue associated with these agreements will be recognised in future quarters.  After a contribution from backlog to the current quarters' revenue, the net impact to group backlog at the end of the quarter was a slight decrease sequentially, and a 15% year-on-year increase.  Backlog remains at historically high-levels.

Royalty revenues

Royalties are recognised one quarter in arrears with royalties in Q1 2012 generated from semiconductor unit shipments in Q4 2011.  Total dollar royalty revenues in Q1 2012 increased by 8% year-on-year to $106.0 million, representing 51% of group revenues. This compares with industry revenues[1] decreasing by about 2% in the shipment period (i.e. Q4 2011 compared to Q4 2010), demonstrating ARM's continuing market share gains over the last 12 months.

Royalty revenues comprised $92.9 million from PD and $13.1 million from PIPD.  Total PIPD royalties of $13.1 million included $2.1 million of catch-up royalties.

ARM's Q1 processor royalty revenue has been impacted by the slowdown of component sales within the hard disk drive (HDD) market during Q4.  HDD manufacturers in Thailand had their operations disrupted by flooding that started in October 2011.  The semiconductor supply chain in the region is rapidly recovering, and is expected to be fully operational by the middle of 2012.

Development Systems and Service revenues

Sales of development systems in Q1 were up 17% year-on-year to $15.5 million, representing 7% of group revenues.  Service revenues in Q1 2012 were up 14% year-on-year to $11.1 million, representing 5% of group revenues.

The increase in sales of development systems was primarily due to a large one-off deal with a major semiconductor company.  ARM is continuing to transition this business to focus on microcontroller tools and premium toolkits for multi-core systems.  Due to this transition, we expect that full year revenues for development systems will be broadly flat year-on-year.

Gross margins

Gross margins in Q1 2012, excluding the share-based payment costs of £0.5 million (see below), were 94.4% compared to 94.4% in Q1 2011.

Operating expenses and operating margin

Normalised income statements for Q1 2012 and Q1 2011 are included in notes 5.11 and 5.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments, and disposal and impairment of investments) in Q1 2012 were £66.1 million compared to £65.8 million in Q4 2011 and £60.3 million in Q1 2011. The year-on-year increase in operating expenses in the first quarter is primarily due to the increased investment in our research and development teams over the last 12 months.

Normalised operating expenses in Q2 2012 (assuming effective exchange rates similar to current levels) are expected to be £67-69 million.

Normalised operating margin in Q1 2012 was 44.5%. Normalised operating margin in Q4 2011 and Q1 2011 was 48.2% and 42.5% respectively.

Normalised research and development expenses were £32.3 million in Q1 2012, representing 24% of revenues, compared to £28.7 million in Q1 2011.  Normalised sales and marketing costs were £15.3 million in Q1 2012, being 12% of revenues, compared to £14.0 million in Q1 2011.  Normalised general and administrative expenses were £18.5 million in Q1 2012, representing 14% of revenues, compared to £17.6 million in Q1 2011.

Total IFRS operating expenses in Q1 2012 were £76.2 million (Q1 2011: £79.8 million) including share-based payment costs and related payroll taxes of £9.3 million (Q1 2011: £18.7 million), and amortisation of intangible assets and other acquisition-related charges net of profit on disposal of investments of £0.8 million (Q1 2011: £0.8 million).

Total share-based payment costs and related payroll tax charges of £9.8 million in Q1 2012 were included within cost of revenues (£0.5 million), research and development (£5.9 million), sales and marketing (£1.8 million) and general and administrative (£1.6 million).

Earnings and taxation

Profit before tax was £51.3 million in Q1 2012 compared to £30.4 million in Q1 2011. After adjusting for acquisition-related and share-based payment costs, and disposal and impairment of investments, normalised profit before tax was £61.9 million in Q1 2012 compared to £50.7 million in Q1 2011.  The group's effective normalised tax rate was 25.0% (IFRS 27.0%) in Q1 2012 compared to 26.5% (IFRS 29.3%) in Q1 2011.

In Q1 2012, fully diluted earnings per share prepared under IFRS were 2.71 pence (13.00 cents per ADS[2]) compared to earnings per share of 1.57 pence (7.57 cents per ADS) in Q1 2011. Normalised fully diluted earnings per share in Q1 2012 were 3.36 pence per share (16.12 cents per ADS) compared to 2.73 pence per share (13.12 cents per ADS) in Q1 2011.

Balance sheet

Intangible assets at 31 March 2012 were £540.8 million, comprising goodwill of £528.2 million and other intangible assets of £12.6 million, compared to £542.5 million and £12.5 million respectively at 31 December 2011.

Total accounts receivable were £92.8 million at 31 March 2012, comprising £89.9 million of trade receivables and £2.9 million of amounts recoverable on contracts, compared to £119.6 million at 31 December 2011, comprising £114.7 million of trade receivables and £4.9 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 38 at 31 March 2012 compared to 46 at 31 December 2011.

Cash flow

Normalised free cash flow in Q1 2012 was £58.3 million.   Total cash (see note 5.5) was £469.2 million at 31 March 2012 compared to £424.0 million at 31 December 2011.

Operating review

Processor licensing

Twenty-two processor licenses were signed in Q1 across a remarkable variety of applications. End-markets included microcontrollers for use in smart metering and the Internet of Things, application processors for mass market smartphones and digital TVs, and high performance processors for power efficient servers.

All of the licenses signed in Q1 were for ARM's advanced Cortex and Mali graphics processors.  ARM's customers signed licenses for eight Cortex-A family processors.  This included another lead licensee for Atlas† and a Cortex-A15 license, both for use in servers. There were ten Cortex-M family licenses, principally for use in embedded markets, such as microcontrollers, smartcards and automotive applications.  Two licenses for Mali graphics processors were signed for use in mobile and consumer electronics. Both of these licenses were with companies taking their first ever Mali licenses.

†Atlas is one of ARM's next generation processors based on the ARMv8-A architecture, which includes support for 64-bit.

Q1 2012 and Cumulative Processor Licensing Analysis

	Existing Licensees		New Licensees	Quarter Total	Cumulative Total*
ARM7™					171
ARM9™					270
ARM11™					79
Cortex-A	8			8	104
Cortex-R	1		1	2	26
Cortex-M	7		3	10	141
Mali	2	**		2	60
Other					20
Total	18		4	22	871

* Adjusted for licenses that are no longer expected to generate royalties
** The 2 Mali licenses were signed with ARM processor customers, who were both licensing their first Mali processor

Processor Design Wins and Ecosystem Development

Over the last few months many leading technology companies have announced details of their ARM-based product developments.  These included:

•	ARM, Gemalto and Giesecke & Devrient forming a joint venture to deliver next-generation Security for Services running on connected devices

•	NVIDIA, Qualcomm, TI and Microsoft creating development platforms for Windows on ARM

•	LSI expanding their strategic relationship with ARM and commitment to offer energy-efficient processors for high-end networking applications

•	MStar licensing ARM Cortex-A9 and Mali graphics processors for digital TV and mobile applications

•	Dialog Semiconductor choosing Cortex-M0 for use in its power management chips for smartphones

•
STMicroelectronics unveiling its newest Cortex M3-based wireless microcontroller for the next-generation smart grids and the most powerful ARM processor and Mali-graphics-based TV System-on-Chip for super smart TVs

•
Fujitsu releasing 210 new Cortex-M3-based microcontroller products, taking the total number of ARM-based products in its catalogue to 370 products. Fujitsu expects this to increase to 500 products by the end of 2012.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Processor royalties

Royalties are recognised one quarter in arrears with royalties reported in Q1 generated from semiconductor unit shipments in Q4.

Q1 revenue came from the sales of about 1.9 billion ARM technology-based chips.

The Cortex processor family represents 27% of all units shipped, up from 17% one year ago.  This increase is primarily due to shipments of Cortex-M family processor-based microcontrollers and smartcards, and an increase in Cortex-A family processor shipments driven by high-end smartphones, mobile computers and digital TVs adopting smarter applications processors. Shipments of Cortex-A class processors now represent 7% of all units shipped, up from 4% compared to the same quarter last year.

The growth in Cortex-A class processor shipments also helped increase the average royalty revenue per chip to 4.8 cents in Q1 2012, up from 4.5 cents in Q4 2011. Cortex-A processor-based chips typically command higher royalty percentages and are normally associated with higher value chips.  In addition, the industry saw a 16% decline sequentially in the number of microcontrollers sold.  This change in the mix of high-value Cortex-A processor-based chips and low-cost microcontrollers also contributed to the increase in the average royalty per chip.

ARM typically receives higher average royalty percentage from chips that contain multiple ARM processors. For example, in Q1 2012, ARM customers reported a 35% increase in integrated Wi-Fi and Bluetooth chip shipments compared with the same quarter last year, and a 30 fold increase in the shipments of Mali graphics technology-based chips.

The benefit arising from the combination of more integrated chips and more Cortex-A family based chips is illustrated by the average royalty revenue received from chips in mobile devices increasing by 5%, whilst the average royalty revenue received from chips in home electronics increased by 15%.

Q1 2012 Processor Unit Shipment Analysis

Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	38%	Mobile	57%
ARM9	23%	Enterprise	16%
ARM11	12%	Home	4%
Cortex-A	7%	Embedded	23%
Cortex-R	2%
Cortex-M	18%

PIPD licensing

ARM's physical IP is used by fabless semiconductor companies to implement their chip designs. During the quarter, ARM continued to see strong demand from these companies to use physical IP, with a leading foundry customer for a new 130nm royalty-bearing platform and several updates and extensions to existing platforms spanning nodes from 130nm to 28nm.

ARM is also seeing increasing demand for our Processor Optimisation Packs (POPs), which comprise physical IP optimised for use with our advanced Cortex-A family processors.  POPs enable the licensee to reproduce a high-performance, low-power processor implementation using pre-built components.  During the quarter we signed three POP licenses, including the first POP license for Cortex-A7, for use in mobile and mobile computing application processors.  The other POPs were for Cortex-A9 and Cortex-A5 processors, demonstrating demand for physical IP across the full range of ARM's applications processors.

Q1 2012 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty Bearing Foundry
			(nm)	Platforms at Each Node
New Royalty Bearing	130nm	1	22/20	3
Foundry Platform Licenses			32/28	9
			45/40	6

	Total for	Cumulative	65	11
	Quarter	Total	90	8
Processor Optimisation	3	28	130	18
Packs			180 to 250	37
			Total	92

PIPD royalties

Physical IP royalties are generated mainly from chips manufactured in the world's major semiconductor foundries.  Royalties are recognised one quarter in arrears with royalties reported in Q1 generated from semiconductor unit shipments in Q4.

Underlying PIPD royalties in Q1 2012 were $11.0 million, up 9% year-on-year, compared to foundry revenues which declined 3% in the relevant period.  Royalty revenue from physical IP at advanced nodes, at 45nm and beyond, continues to increase and now accounts for approximately one third of royalty revenues.

People

At 31 March 2012, ARM had 2,176 full-time employees, a net increase of 60 since the start of the year. At the end of March, the group had 892 employees based in the UK, 563 in the US, 258 in Continental Europe, 317 in India and 146 in the Asia Pacific region.

Principal risks and uncertainties

The principal risks and opportunities faced by the group are included within the “Risks and risk management” section of the 2011 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the group are noted within the

Annual Report on Form 20-F for the year ended 31 December 2011 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC's website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend ARM's technology against claims that we have infringed others' proprietary rights; an infringement claim against ARM's technology may result in a significant damages award which would adversely impact ARM's operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

ARM Holdings plc
Consolidated balance sheet - IFRS
Assets	31 March 2012 Unaudited £M	31 December 2011 Audited £M
Current assets:
Cash and cash equivalents	22.0	26.8
Short-term deposits	339.2	319.1
Embedded derivatives	-	1.2
Fair value of currency exchange contracts	1.8	-
Accounts receivable (see note 3)	92.8	119.6
Prepaid expenses and other assets	40.8	30.7
Current tax assets	17.8	6.2
Inventories: finished goods	2.0	2.5
Total current assets	516.4	506.1

Non-current assets:
Available-for-sale investments	26.8	27.3
Long-term deposits	113.3	83.1
Loans and receivables	2.0	2.0
Prepaid expenses and other assets	1.9	2.3
Property, plant and equipment	21.3	18.1
Goodwill	528.2	542.5
Other intangible assets	12.6	12.5
Deferred tax assets	70.5	105.9
Total non-current assets	776.6	793.7

Total assets	1,293.0	1,299.8

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	6.6	8.7
Embedded derivatives	1.6	-
Fair value of currency exchange contracts	-	1.5
Accrued and other liabilities	56.7	84.9
Current tax liabilities	7.7	26.7
Deferred revenue	107.4	102.2
Total current liabilities	180.0	224.0

Non-current liabilities:
Deferred revenue	15.9	14.6
Total non-current liabilities	15.9	14.6
Total liabilities	195.9	238.6

Net assets	1,097.1	1,061.2

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	8.8	6.6
Capital reserve	351.6	351.6
Share option reserve	61.4	61.4
Retained earnings	587.8	539.7
Revaluation reserve	1.3	0.3
Cumulative translation adjustment	85.5	100.9
Total equity	1,097.1	1,061.2

ARM Holdings plc
First Quarter Results
Consolidated income statement - IFRS
	Quarter ended 31 March, 2012 Unaudited £M	Quarter ended 31 March, 2011 Unaudited £M
Revenues	132.5	116.0
Cost of revenues	(7.9)	(7.3)
Gross profit	124.6	108.7
Research and development	(40.2)	(41.2)
Sales and marketing	(17.3)	(18.2)
General and administrative	(18.7)	(20.4)
Total operating expenses, net	(76.2)	(79.8)
Profit from operations	48.4	28.9
Investment income	2.9	1.5
Profit before tax	51.3	30.4
Tax	(13.9)	(8.9)
Profit for the period	37.4	21.5
Earnings per share
Basic and diluted earnings	37.4	21.5
Number of shares (millions)
Basic weighted average number of shares	1,365.3	1,335.2
Effect of dilutive securities: Share options and awards	16.0	33.2
Diluted weighted average number of shares	1,381.3	1,368.4
Basic EPS (pence)	2.7	1.6
Diluted EPS (pence)	2.7	1.6
Diluted earnings per ADS (cents)	13.0	7.6

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS
	Quarter ended 31 March 2012 Unaudited £M	Quarter ended 31 March 2011 Unaudited £M
Profit for the period	37.4	21.5
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	1.0	-
Currency translation adjustment	(15.4)	(12.3)
Other comprehensive loss for the period	(14.4)	(12.3)
Total comprehensive income for the period	23.0	9.2

ARM Holdings plc
Consolidated statement of changes in shareholders' equity - IFRS

	Share capital £M	Share premium account £M	* Capital reserve £M	Share option reserve £M	Retained earnings £M	Reval- -uation reserve £M	Cumulative translation adjustment £M	Total £M
At 1 January 2011 (audited)	0.7	−	351.6	61.4	381.4	−	99.8	894.9
Profit for the period	−	−	−	−	21.5	−	−	21.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	(12.3)	(12.3)
Total comprehensive income/(loss) for the period	−	−	−	−	21.5		(12.3)	9.2
Shares issued on exercise of share options and awards	−	2.0	−	−	−	−	−	2.0
Credit in respect of employee share schemes	−	−	−	−	9.9	−	−	9.9
Movement on tax arising on share options	−	−	−	−	23.8	−	−	23.8
Proceeds from sale of own shares	−	−	−	−	1.9	−	−	1.9
	−	2.0		−	35.6	−	−	37.6
At 31 March 2011 (unaudited)	0.7	2.0	351.6	61.4	438.5	−	87.5	941.7

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	37.4	−	−	37.4
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	−	1.0	−	1.0
Currency translation adjustment	−	−	−	−	−	−	(15.4)	(15.4)
Total comprehensive income/(loss) for the period	−	−	−	−	37.4	1.0	(15.4)	23.0
Shares issued on exercise of share options and awards	−	2.2		−	−	−	−	2.2
Credit in respect of employee share schemes	−	−	−	−	9.0	−	−	9.0
Movement on tax arising on share options	−	−	−	−	1.7	−	−	1.7
	−	2.2	−	−	10.7	−	−	12.9
At 31 March 2012 (unaudited)	0.7	8.8	351.6	61.4	587.8	1.3	85.5	1,097.1

*Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to a merger reserve on consolidation in accordance with Section 131 of the Companies Act 1985. On transition to IFRS in 2005 the merger reserve was incorrectly classified as part of the Group's share premium account. From 2007 the share premium account has solely comprised of this premium. This reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. The comparative has been restated to reflect this treatment. There is no impact on the profits, cash flows or total equity of the Group. This capital reserve is clearly distinguished from the share premium arising on share issues during the year.

Notes to the Financial Information

(1)   Basis of preparation

International Financial Reporting Standards

The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2012 and 31 December 2011, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders' equity for the quarters ended 31 March 2012 and 2011, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group's annual financial statements for the year ended 31 December 2011.

(2)   Share-based payment costs and acquisition-related expenses

Included within the consolidated income statement for the quarter ended 31 March 2012 are total share-based payment costs (including related payroll taxes) of £9.8 million (2011: £19.5 million), allocated £0.5 million (2011: £0.8 million) in cost of revenues, £5.9 million (2011: £11.9 million) in research and development costs, £1.8 million (2011: £4.0 million) in sales and marketing costs and £1.6 million (2011: £2.8 million) in general and administrative costs.

Also included within operating expenses for the quarter ended 31 March 2012 is amortisation of intangibles acquired on business combinations of £0.7 million (2011: £0.7 million), allocated £0.6 million (2011: £0.6 million) in research and development costs and £0.1 million (2011: £0.1 million) in sales and marketing costs.

Included within operating expenses for the quarter ended 31 March 2012 are total acquisition related charges of £1.8 million (including a retention bonus on acquisitions amounting to £1.4 million) (2011: £0.1 million), allocated £1.4 million in research and development expenses (2011: £nil), £0.1 million in sales and marketing expenses (2011: £0.1 million), and £0.3 million in general and administrative expenses (2011: £nil).

(3)   Accounts receivable, accrued and other liabilities, and taxation

Included within accounts receivable at 31 March 2012 are £2.9 million (31 December 2011: £4.9 million) of amounts recoverable on contracts.

Included within accrued and other liabilities at 31 March 2012 are £10.2 million (31 December 2011: £22.6 million) relating to the provision for payroll taxes on share awards, and £3.8 million (31 December 2011: £23.7 million) relating to employee bonus and sales commission provisions.

Total current tax assets and liabilities as at 31 March 2012 amounted to an overall net asset of £10.1 million (31 December 2011: net liability of £20.5 million).  Share option and award tax benefits from exercises in Q1 2012 accounted for the majority of the movement.  These benefits will be utilized against taxable profits during the remainder of the year.

(4)   Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party.

Consistent with such practice, the Group provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party's intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors' estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. Currently, there are legal proceedings against some of the Group's licensees in which it is asserted that certain of the Group's technology infringes third party patents, but in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. It is possible that, in future, preconditions to indemnification may be satisfied and that in certain circumstances an indemnification obligation may arise which could result in a material liability for the Group.

(5)   Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges. Full reconciliations of Q1 2012 and Q1 2011 are shown in notes 5.11 and 5.12.  All figures in £'million unless otherwise stated.

Summary normalised figures	Q1 2012		Q1 2011		Q4 2011		FY 2011
Revenues	132.5		116.0		137.8		491.8
Revenues ($M)	209.4		185.5		217.0		785.0
Gross margin	94.4%		94.4%		96.0%		95.1%
Operating expenses	66.1		60.3		65.8		245.9
Profit from operations	59.0		49.2		66.5		221.7
Operating margin	44.5%		42.5%		48.2%		45.1%
Profit before tax	61.9		50.7		69.0		229.7
Earnings per share (diluted)	3.36	p	2.73	p	3.71	p	12.45	p
Cash (net of accrued interest)	469.2		344.3		424.0		424.0
Cash generation	58.3		62.9		51.5		203.8

	(5.1)	(5.2)	(5.3)	(5.4)
	Q1 2012	Q1 2011	Q4 2011	FY 2011
Revenues (£M)	132.5	116.0	137.8	491.8
ARM's effective exchange rate ($/£)	1.58	1.60	1.58	1.60
Revenues ($M)	209.4	185.5	217.0	785.0

			(5.5)	(5.6)
			31 March 2012	31 December 2011
Cash and cash equivalents			22.0	26.8
Short-term deposits			339.2	319.1
Long-term deposits			113.3	83.1
Less: Interest accrued			(5.3)	(5.0)
Normalised cash (net of accrued interest)			469.2	424.0

	(5.7)	(5.8)	(5.9)	(5.10)
	Q1 2012	Q1 2011	Q4 2011	FY 2011
Normalised cash at end of period (as above)	469.2	344.3	424.0	424.0
Less: Normalised cash at beginning of period	(424.0)	(290.1)	(397.2)	(290.1)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	0.9	−	5.8	17.3
Add back: Cash outflow from acquisition costs	0.4	−	−	3.1
Add back: Cash outflow from payment of dividends	−	−	18.7	42.2
Add back: Cash outflow from share-based payments and payroll taxes	13.2	11.7	0.2	12.4
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.8	3.4
Less: Cash inflow from exercise of share options	(2.3)	(3.9)	(0.8)	(8.5)
Normalised cash generation	58.3	62.9	51.5	203.8

(5.11)   Normalised income statement for Q1 2012
	Normalised £M	Share-based payments £M	Normalised incl share-based payments £M	Intangible amortisation £M	Acquisition-related charges £M	Profit on disposal of investment £M	IFRS £M
Revenues	132.5	−	132.5	−	−	−	132.5
Cost of revenues	(7.4)	(0.5)	(7.9)	−	−	−	(7.9)
Gross profit	125.1	(0.5)	124.6	−	−	−	124.6
Research and development	(32.3)	(5.9)	(38.2)	(0.6)	(1.4)	−	(40.2)
Sales and marketing	(15.3)	(1.8)	(17.1)	(0.1)	(0.1)	−	(17.3)
General and administrative	(18.5)	(1.6)	(20.1)	−	(0.3)	1.7	(18.7)
Total operating expenses	(66.1)	(9.3)	(75.4)	(0.7)	(1.8)	1.7	(76.2)
Profit from operations	59.0	(9.8)	49.2	(0.7)	(1.8)	1.7	48.4
Investment income	2.9	−	2.9	−	−	−	2.9
Profit before tax	61.9	(9.8)	52.1	(0.7)	(1.8)	1.7	51.3
Tax	(15.5)	0.8	(14.7)	0.2	0.6	−	(13.9)
Profit for the period	46.4	(9.0)	37.4	(0.5)	(1.2)	1.7	37.4
Earnings per share (assuming dilution)
Shares outstanding ('millions)	1,381.3		1,381.3				1,381.3
Earnings per share - pence	3.36		2.71				2.71
ADSs outstanding ('millions)	460.4		460.4				460.4
Earnings per ADS - cents	16.12		12.97				13.00

(5.12)   Normalised income statement for Q1 2011
	Normalised £M	Share-based payments £M	Normalised incl share-based payments £M	Intangible amortisa-tion £M	Acquisition-related charges £M	IFRS £M
Revenues	116.0	−	116.0	−	−	116.0
Cost of revenues	(6.5)	(0.8)	(7.3)	−	−	(7.3)
Gross profit	109.5	(0.8)	108.7	−	−	108.7
Research and development	(28.7)	(11.9)	(40.6)	(0.6)	−	(41.2)
Sales and marketing	(14.0)	(4.0)	(18.0)	(0.1)	(0.1)	(18.2)
General and administrative	(17.6)	(2.8)	(20.4)	−	−	(20.4)
Total operating expenses	(60.3)	(18.7)	(79.0)	(0.7)	(0.1)	(79.8)

Profit from operations	49.2	(19.5)	29.7	(0.7)	(0.1)	28.9
Investment income	1.5	−	1.5	−	−	1.5
Profit before tax	50.7	(19.5)	31.2	(0.7)	(0.1)	30.4
Tax	(13.4)	4.3	(9.1)	0.2	−	(8.9)
Profit for the period	37.3	(15.2)	22.1	(0.5)	(0.1)	21.5
Earnings per share (assuming dilution)
Shares outstanding ('millions)	1,368.4		1,368.4			1,368.4
Earnings per share - pence	2.73		1.62			1.57
ADSs outstanding ('millions)	456.1		456.1			456.1
Earnings per ADS - cents	13.12		7.77			7.57

Notes

The results shown for Q1 2012, Q1 2011, and Q4 2011 are unaudited. The results shown for FY 2011 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2011 were approved by the Board of directors on 27 February 2012 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2011 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2011.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM's intellectual property, delays in the design process or delays in a customer's project that uses ARM's technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM's ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM's business and financial results is included in ARM's Annual Report on Form 20-F for the fiscal year ended 31 December 2011 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC's website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available athttp://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

[1] Source: Semiconductor Industry Association, March 2012
[2] Each American Depositary Share (ADS) represents three shares.

Item 11

ARM Holdings plc Reports Results For The First Quarter 2012

A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 24 April 2012 – ARM Holdings plc announces its unaudited financial results for the first quarter ended 31 March 2012

Q1 2012 – Financial Summary	Normalised*			IFRS
	Q1 2012	Q1 2011	% Change	Q1 2012	Q1 2011
Revenue ($m)	209.4	185.5	13%	209.4	185.5
Revenue (£m)	132.5	116.0	14%	132.5	116.0
Operating margin	44.5%	42.5%		36.5%	25.0%
Profit before tax (£m)	61.9	50.7	22%	51.3	30.4
Earnings per share (pence)	3.36	2.73	23%	2.71	1.57
Net cash generation**	58.3	62.9
Effective revenue fx rate ($/£)	1.58	1.60

Progress on key growth drivers in Q1
•	Growth in adoption of ARM® processor technology
o	22 processor licenses signed across all target end markets
o	8 Cortex™-A licenses signed, including licenses for Atlas and Cortex-A15 for use in servers
o	10 Cortex-M class licenses, including a further license for ARM’s smallest and lowest power Cortex-M0+ processor for use in next generation Internet of Things devices
•	Growth in shipments of chips based on ARM processor technology
o	1.1 billion chips shipped into mobile phones and mobile computers, similar to a year ago
o	0.8 billion chips shipped into consumer and embedded digital devices, up 15% year-on-year
•	Growth in outsourcing of new technology
o
Physical IP: 3 Processor Optimization Pack licenses signed for Cortex-A family processors, further increasing the royalty opportunity from high-value chips in mobile computers, smartphones and automotive infotainment

o	Graphics: 2 licenses signed for Mali™, taking advanced 3D graphics into low-cost smartphones

Warren East, Chief Executive Officer, said:

“As many aspects of our lives become digital, we continue to see an increase in the demand for ARM’s smarter and lower power technology, which is driving both our licensing and royalty revenues.

In the first quarter of 2012 we saw continuing demand for technology licenses driven by a remarkable variety of end markets from highly efficient servers to energy-sipping sensors.  ARM’s royalty revenues continued to outperform the overall semiconductor industry as our customers launch their products into new markets and gain market share within existing markets.

With more customers choosing to deploy ARM technology in their products, this has been another quarter that underpins the long-term growth opportunity of the business.  This growth enables us to invest in future innovative technology as well as delivering increases in profit and cash flow.”

Outlook

Whilst Q1 industry shipments declined sequentially, most analysts expect the industry to recover in the second half.  In that context, ARM expects that group dollar revenues for the full-year 2012 will be in line with current market expectations.

Q1 2012 – Revenue Analysis
		Revenue ($m)***			Revenue (£m)
		Q1 2012	Q1 2011	% Change	Q1 2012	Q1 2011	% Change
PD
	Licensing	65.2	51.3	27%	41.1	32.3	27%
	Royalties	92.9	87.9	6%	58.9	54.6	8%
Total PD		158.1	139.2	14%	100.0	86.9	15%

PIPD
	Licensing	11.6	12.6	-8%	7.4	7.9	-6%
	Royalties1	13.1	10.7	22%	8.3	6.6	26%
Total PIPD		24.7	23.3	6%	15.7	14.5	8%
Development Systems		15.5	13.3	17%	9.8	8.4	17%
Services		11.1	9.7	14%	7.0	6.2	13%
Total Revenue		209.4	185.5	13%	132.5	116.0	14%

1 Includes catch-up royalties in Q1 2012 of $2.1m (£1.3m) and in Q1 2011 of $0.6m (£0.4m).

* Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit or loss on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.1 to 5.12.

** Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related payments, and deducting inflows from share option exercises and investment disposal proceeds – see notes 5.7 to 5.10.

*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

CONTACTS:

Sarah West/Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Total revenues
Total dollar revenues in Q1 2012 were $209.4 million, up 13% on Q1 2011.  Q1 sterling revenues were £132.5 million, up 14% year-on-year.

License revenues
Total dollar license revenues in Q1 2012 increased by 20% year-on-year to $76.8m, representing 37% of group revenues.  License revenues comprised $65.2 million from PD and $11.6 million from PIPD.

During Q1, several Partners entered into commitments to use ARM technology where much of the revenue associated with these agreements will be recognised in future quarters.  After a contribution from backlog to the current quarters’ revenue, the net impact to group backlog at the end of the quarter was a slight decrease sequentially, and a 15% year-on-year increase.  Backlog remains at historically high-levels.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q1 2012 generated from semiconductor unit shipments in Q4 2011.  Total dollar royalty revenues in Q1 2012 increased by 8% year-on-year to $106.0 million, representing 51% of group revenues. This compares with industry revenues[1] decreasing by about 2% in the shipment period (i.e. Q4 2011 compared to Q4 2010), demonstrating ARM’s continuing market share gains over the last 12 months.

Royalty revenues comprised $92.9 million from PD and $13.1 million from PIPD.  Total PIPD royalties of $13.1 million included $2.1 million of catch-up royalties.

ARM’s Q1 processor royalty revenue has been impacted by the slowdown of component sales within the hard disk drive (HDD) market during Q4.  HDD manufacturers in Thailand had their operations disrupted by flooding that started in October 2011.  The semiconductor supply chain in the region is rapidly recovering, and is expected to be fully operational by the middle of 2012.

Development Systems and Service revenues
Sales of development systems in Q1 were up 17% year-on-year to $15.5 million, representing 7% of group revenues.  Service revenues in Q1 2012 were up 14% year-on-year to $11.1 million, representing 5% of group revenues.

The increase in sales of development systems was primarily due to a large one-off deal with a major semiconductor company.  ARM is continuing to transition this business to focus on microcontroller tools and premium toolkits for multi-core systems.  Due to this transition, we expect that full year revenues for development systems will be broadly flat year-on-year.

Gross margins
Gross margins in Q1 2012, excluding the share-based payment costs of £0.5 million (see below), were 94.4% compared to 94.4% in Q1 2011.

Operating expenses and operating margin
Normalised income statements for Q1 2012 and Q1 2011 are included in notes 5.11 and 5.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments, and disposal and impairment of investments) in Q1 2012 were £66.1 million compared to £65.8 million in Q4 2011 and £60.3 million in Q1 2011. The year-on-year increase in operating expenses in the first quarter is primarily due to the increased investment in our research and development teams over the last 12 months

Normalised operating expenses in Q2 2012 (assuming effective exchange rates similar to current levels) are expected to be £67-69 million.

Normalised operating margin in Q1 2012 was 44.5%. Normalised operating margin in Q4 2011 and Q1 2011 was 48.2% and 42.5% respectively.

Normalised research and development expenses were £32.3 million in Q1 2012, representing 24% of revenues, compared to £28.7 million in Q1 2011.  Normalised sales and marketing costs were £15.3 million in Q1 2012, being 12% of revenues, compared to £14.0 million in Q1 2011.  Normalised general and administrative expenses were £18.5 million in Q1 2012, representing 14% of revenues, compared to £17.6 million in Q1 2011

Total IFRS operating expenses in Q1 2012 were £76.2 million (Q1 2011: £79.8 million) including share-based payment costs and related payroll taxes of £9.3 million (Q1 2011: £18.7 million), and amortisation of intangible assets and other acquisition-related charges net of profit on disposal of investments of £0.8 million (Q1 2011: £0.8 million).

Total share-based payment costs and related payroll tax charges of £9.8 million in Q1 2012 were included within cost of revenues (£0.5 million), research and development (£5.9 million), sales and marketing (£1.8 million) and general and administrative (£1.6 million).

Earnings and taxation
Profit before tax was £51.3 million in Q1 2012 compared to £30.4 million in Q1 2011. After adjusting for acquisition-related and share-based payment costs, and disposal and impairment of investments, normalised profit before tax was £61.9 million in Q1 2012 compared to £50.7 million in Q1 2011.  The group’s effective normalised tax rate was 25.0% (IFRS 27.0%) in Q1 2012 compared to 26.5% (IFRS 29.3%) in Q1 2011.

In Q1 2012, fully diluted earnings per share prepared under IFRS were 2.71 pence (13.00 cents per ADS[1]) compared to earnings per share of 1.57 pence (7.57 cents per ADS) in Q1 2011. Normalised fully diluted earnings per share in Q1 2012 were 3.36 pence per share (16.12 cents per ADS) compared to 2.73 pence per share (13.12 cents per ADS) in Q1 2011.    [1] Each American Depositary Share (ADS) represents three shares.

Balance sheet
Intangible assets at 31 March 2012 were £540.8 million, comprising goodwill of £528.2 million and other intangible assets of £12.6 million, compared to £542.5 million and £12.5 million respectively at 31 December 2011.

Total accounts receivable were £92.8 million at 31 March 2012, comprising £89.9 million of trade receivables and £2.9 million of amounts recoverable on contracts, compared to £119.6 million at 31 December 2011, comprising £114.7 million of trade receivables and £4.9 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 38 at 31 March 2012 compared to 46 at 31 December 2011.

Cash flow
Normalised free cash flow in Q1 2012 was £58.3 million.   Total cash (see note 5.5) was £469.2 million at 31 March 2012 compared to £424.0 million at 31 December 2011.

Operating review

Processor licensing
Twenty-two processor licenses were signed in Q1 across a remarkable variety of applications. End-markets included microcontrollers for use in smart metering and the Internet of Things, application processors for mass market smartphones and digital TVs, and high performance processors for power efficient servers.

All of the licenses signed in Q1 were for ARM’s advanced Cortex and Mali graphics processors.  ARM’s customers signed licenses for eight Cortex-A family processors.  This included another lead licensee for Atlas† and a Cortex-A15 license, both for use in servers. There were ten Cortex-M family licenses, principally for use in embedded markets, such as microcontrollers, smartcards and automotive applications.  Two licenses for Mali graphics processors were signed for use in mobile and consumer electronics. Both of these licenses were with companies taking their first ever Mali licenses.

†Atlas is one of ARM’s next generation processors based on the ARMv8-A architecture, which includes support for 64-bit.

Q1 2012 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7™				171
ARM9™				270
ARM11™				79
Cortex-A	8		8	104
Cortex-R	1	1	2	26
Cortex-M	7	3	10	141
Mali	2**		2	60
Other				20
Total	18	4	22	871

* Adjusted for licenses that are no longer expected to generate royalties
** The 2 Mali licenses were signed with ARM processor customers, who were both licensing their first Mali processor

Processor Design Wins and Ecosystem Development
Over the last few months many leading technology companies have announced details of their ARM-based product developments. These included:

•	ARM, Gemalto and Giesecke & Devrient forming a joint venture to deliver next-generation Security for Services running on connected devices
•	NVIDIA, Qualcomm, TI and Microsoft creating development platforms for Windows on ARM
•	LSI expanding their strategic relationship with ARM and commitment to offer energy-efficient processors for high-end networking applications
•	MStar licensing ARM Cortex-A9 and Mali graphics processors for digital TV and mobile applications
•	Dialog Semiconductor choosing Cortex-M0 for use in its power management chips for smartphones
•
STMicroelectronics unveiling its newest Cortex M3-based wireless microcontroller for the next-generation smart grids and the most powerful ARM processor and Mali-graphics-based TV System-on-Chip for super smart TVs

•
Fujitsu releasing 210 new Cortex-M3-based microcontroller products, taking the total number of ARM-based products in its catalogue to 370 products. Fujitsu expects this to increase to 500 products by the end of 2012.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Processor royalties
Royalties are recognised one quarter in arrears with royalties reported in Q1 generated from semiconductor unit shipments in Q4.

Q1 revenue came from the sales of about 1.9 billion ARM technology-based chips.

The Cortex processor family represents 27% of all units shipped, up from 17% one year ago.  This increase is primarily due to shipments of Cortex-M family processor-based microcontrollers and smartcards, and an increase in Cortex-A family processor shipments driven by high-end smartphones, mobile computers and digital TVs adopting smarter applications processors. Shipments of Cortex-A class processors now represent 7% of all units shipped, up from 4% compared to the same quarter last year.

The growth in Cortex-A class processor shipments also helped increase the average royalty revenue per chip to 4.8 cents in Q1 2012, up from 4.5 cents in Q4 2011. Cortex-A processor-based chips typically command higher royalty percentages and are normally associated with higher value chips.  In addition, the industry saw a 16% decline sequentially in the number of microcontrollers sold.  This change in the mix of high-value Cortex-A processor-based chips and low-cost microcontrollers also contributed to the increase in the average royalty per chip.

ARM typically receives higher average royalty percentage from chips that contain multiple ARM processors. For example, in Q1 2012, ARM customers reported a 35% increase in integrated Wi-Fi and Bluetooth chip shipments compared with the same quarter last year, and a 30 fold increase in the shipments of Mali graphics technology-based chips.

The benefit arising from the combination of more integrated chips and more Cortex-A family based chips is illustrated by the average royalty revenue received from chips in mobile devices increasing by 5%, whilst the average royalty revenue received from chips in home electronics increased by 15%.

Q1 2012 Processor Unit Shipment Analysis

Processor Family	Unit Shipments
ARM7	38%
ARM9	23%
ARM11	12%
Cortex-A	7%
Cortex-R	2%
Cortex-M	18%

Market	Unit Shipments
Mobile	57%
Enterprise	16%
Home	4%
Embedded	23%

PIPD licensing

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. During the quarter, ARM continued to see strong demand from these companies to use physical IP, with a leading foundry customer for a new 130nm royalty-bearing platform and several updates and extensions to existing platforms spanning nodes from 130nm to 28nm.

ARM is also seeing increasing demand for our Processor Optimisation Packs (POPs), which comprise physical IP optimised for use with our advanced Cortex-A family processors.  POPs enable the licensee to reproduce a high-performance, low-power processor implementation using pre-built components.  During the quarter we signed three POP licenses, including the first POP license for Cortex-A7, for use in mobile and mobile computing application processors.  The other POPs were for Cortex-A9 and Cortex-A5 processors, demonstrating demand for physical IP across the full range of ARM’s applications processors.

Q1 2012 and Cumulative PIPD Licensing Analysis
	Process Node	Total
New Royalty Bearing Foundry Platform Licenses	130nm	1

	Total for Quarter	Cumulative Total
Processor Optimisation Packs	3

Platform analysis (nm)	Royalty Bearing Foundry Platforms at Each Node
22/20	3
32/28	9
45/40	6
65	11
90	8
130	18
180 to 250	37
Total	92

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in the world’s major semiconductor foundries.  Royalties are recognised one quarter in arrears with royalties reported in Q1 generated from semiconductor unit shipments in Q4.

Underlying PIPD royalties in Q1 2012 were $11.0 million, up 9% year-on-year, compared to foundry revenues which declined 3% in the relevant period.  Royalty revenue from physical IP at advanced nodes, at 45nm and beyond, continues to increase and now accounts for approximately one third of royalty revenues.

People
At 31 March 2012, ARM had 2,176 full-time employees, a net increase of 60 since the start of the year. At the end of March, the group had 892 employees based in the UK, 563 in the US, 258 in Continental Europe, 317 in India and 146 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the group are included within the “Risks and risk management” section of the 2011 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the group are noted within the Annual Report on Form 20-F for the year ended 31 December 2011 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend ARM’s technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

Download the ARM Holdings plc Q1 2012 Financial Results Tables (86K PDF)

Notes
The results shown for Q1 2012, Q1 2011, and Q4 2011 are unaudited. The results shown for FY 2011 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2011 were approved by the Board of directors on 27 February 2012 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2011 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2011.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.